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VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Geoff Kruczek

Anne Parker

Ernest Greene

Anne McConnell

Re:	Tritium DCFC Ltd
Amendment No. 1 to Registration Statement on Form F-4
Filed October 29, 2021
File No. 333-259793

To the addressees set forth above:

On behalf of our client, Tritium DCFC Ltd, an Australian unlisted public company limited by shares (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 16, 2021, relating to the Company’s Amendment No. 1 to the registration statement on Form F-4, publicly filed on October 29, 2021 (the “Registration Statement”).

The Company has publicly filed today a revised Registration Statement on Form F-4 (“Amendment No. 2”), together with this letter, via EDGAR submission. For the Staff’s reference, we will provide to the Staff by electronic delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the Registration Statement.

November 29, 2021

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4 filed October 29, 2021

The DCRN Warrant Agreement . . ., page 70

1.

If, as indicated by you revisions in response to prior comment 2, the choice of forum provision in the NewCo warrant agreement will not apply to claims arising under the Exchange Act, please ensure that such agreement, when filed, states so clearly and explicitly. We note, in this regard, that the DCRN warrant agreement does not explicitly exclude those claims.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Section 9.3 of the DCRN Warrant Agreement states that the choice of forum provision “shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” This provision is consistent with the disclosure on page 70 of Amendment No. 2, which states that “Notwithstanding the foregoing, these provisions of the DCRN Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” Further, as noted on page 70 of Amendment No. 2, the NewCo Warrant Agreement will include the same choice-of-forum provisions as the DCRN Warrant Agreement and, as such, will clearly state that such forum selection provision is inapplicable to claims arising under the Exchange Act.

Background of the Business Combination, page 108

2.	We note your revisions in response to prior comment 3:

•

please tell us the reasons for the deletions from pages 7 and 110 that “DCRN management was first made aware of the Tritium process by Credit Suisse, and by representatives of Riverstone Holdings, who were familiar with Tritium through their network.”

•

clarify how the specific financial terms included in the February 8, 2021 indication of interest were determined if, as noted on page 109, neither DCRN nor anyone on its behalf, had any substantive discussions with respect to a transaction prior to DCRN’s IPO. Given the similarities with the IOI submitted by DCRB on February 4, 2021 and common affiliates, it appears DCRN simply adopted the financial terms to be proposed from the IOI submitted by DCRB. If so, please revise to state so directly. Likewise, if the same third-parties were engaged by DCRN and DCRB with respect to both IOIs, such as counsel, state so directly.

November 29, 2021

•	revise to clarify whether anyone else participated in the February 8, 2021 conference call, or whether only Messrs. Tichio and Staudinger attended.

Response: In response to the first bullet of the Staff’s comment, the Company respectfully advises the Staff that the first and second paragraphs on page 110 were added to Amendment No. 1 in order to clarify how DCRN management became aware of the Tritium process. The addition of this disclosure rendered the statement that “DCRN management was first made aware of the Tritium process by Credit Suisse, and by representatives of Riverstone Holdings, who were familiar with Tritium through their network,” superfluous; therefore, the statement was deleted.

In response to the second and third bullets of the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 111 of Amendment No. 2.

DCRN Boards Consideration of and Reasons for Approving the Business Combination, page 115

3.

We note your revisions in response to prior comment 4. Please revise to identify each of the 13 comparable companies to which you refer, the metrics you considered and how the metrics of those companies compare to the same metrics for Tritium. Also explain how you selected each company and how you determined they are “comparable” to Tritium, given its current stage of development relative to those, such as Siemens, identified in your disclosure. Likewise, revise to identify the transactions considered, metrics of those transactions and how that analysis resulted in the conclusion that the valuation of Tritium is “attractive.”

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 116 and 117 of Amendment No. 2.

Unaudited Prospective Financial Information, page 118

4.

We note your response to prior comment 7. Please revise to clarify the assumptions beyond year three, quantifying the assumptions to the extent possible. For example, explain and quantify the “expected downward pressure on hardware prices; the growth of existing markets and the development of new markets and Tritium’s ability to develop, manufacture and sell products in those markets; and the relative growth of software and services revenue as a percentage of Tritium’s total revenue.” Given your current disclosure, it is unclear why your projected financial information and growth rate selected for this longer-term period are reasonable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 121, 122 and 123 of Amendment No. 2.

November 29, 2021

5.

We note your revisions in response to prior comment 6. In addition to simply listing factors and assumptions underlying the projections, please expand to clarify how those factors and assumptions relate to the forecasted financial information, quantifying the assumptions that were used. For example, quantify “projected growth in the EV charging sector and in EV adoption generally,” the “ability to maintain its current market share in major DC charger markets [and] its ability to develop and manufacture the products on its hardware and software technology roadmaps on or close to the forecasted dates” and Tritium’s ability to “secure large customer orders from major new or existing customers.” Likewise, quantify the “historic market growth rates in the EV industry were used to project forward levels of EV charging infrastructure demand.” Also clarify and quantify the “[c]ontinued levels of high growth are assumed by Tritium based on the growing trend of EV adoption and both government and commercial commitments to install EV charging infrastructure.” Describe in greater detail the extent to which third-party reports were relied on in formulating the forecasts, identifying the reports and the metrics used, and how that information resulted in the forecasts you disclose.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 121, 122 and 123 of Amendment No. 2.

Total NewCo shares . . ., page 124

6.

Your revisions in response to prior comment 29 appear to show the effect of redemptions on the percentage ownership of the groups listed in the tables. Please revise to also show the effect of redemptions on the per share value of the shares owned by non-redeeming shareholders.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the table and accompanying footnotes on page 129 show the effect of redemptions on the per share value of the shares owned by non-redeeming shareholders under a range of redemption scenarios and DCRN warrant exercise scenarios. The Company further advises the Staff that the disclosure on page 129 has been revised to clarify the information that is being presented.

Deferred Underwriting Fees, page 127

7.	Please note that prior comment 33 was not limited to “deferred” underwriting fees, as suggested by your revisions. Please revise accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 130 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information

3. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 177

November 29, 2021

8.	We have read your response to prior comment 13; however, based on the revised pro forma requirements of Article 11 of Regulation S-X, please address the following:

•

In regard to pro forma adjustments 3(1)(c) and 3(1)(d), revise your disclosures to indicate the financial statement line items in which the transaction costs that were expensed in the historical statements of operations of DCRN and Tritium for the year ended June 30, 2021 are recorded. Also, revise the pro forma statement of operations for the year ended June 30, 2021 to include an adjustment to record the estimated transaction costs not yet incurred by DCRN and Tritium that you recognized in accumulated losses;

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 178, 179, 185 and 186 of Amendment No. 2.

•

In regard to pro forma adjustment 3(1)(h), we note your disclosure that upon consummation of the Business Combination $15.8 million will be attributable to the recognition of additional compensation expense upon settlement of Tritium’s cash settled share-based compensation plan, which represents a total expense amount and cash payable of $21.6 million, less the modification amount of $0.5 million recognized in APIC, and the amount already expensed and recorded as a liability of $5.3 million as of June 30, 2021. We also note you eliminated the amount already expensed of $5.3 million from the pro forma statement of operations. Given your disclosures, revise the pro forma statement of operations for the year ended June 30, 2021 to revise and include adjustments to record the total compensation expense of $21.1 million that will be triggered as a result of the Business Combination;

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 178, 179, 185 and 186 of Amendment No. 2.

•	In regard to pro forma adjustment 3(1)(j), more fully explain to us how you determined the settlement with Vontier should be recorded in equity; and

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Vontier option has been treated as a transaction with owners, consistent with FASB Statement of Financial Accounting Concepts No. 6 para 68-69, on the basis that it was a payment made by Tritium on behalf of the shareholders. The option was between the shareholders and was not issued by Tritium. It was assessed by Tritium on that basis, as Tritium advanced amounts to shareholders to pay the settlement amount to Vontier (as a shareholder) with no obligation for the shareholders to repay the amounts. Because it was not distributed to all shareholders, it was recognized within additional paid-in capital.

November 29, 2021

•

In regard to pro forma adjustment 3(1)(l), revise the pro forma statement of operations for the year ended June 30, 2021 to include an adjustment to record the total compensation expense and associated tax impacts of $12.5 million that will be triggered as a result of the Business Combination. Refer to Rules 11-02(a)(6)(i)(B) and  11-02(a)(11)(i) of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 178, 179, 185 and 186 of Amendment No. 2.

9.

We have read your response to prior comment 14. You indicate that included in the pro forma adjustments is a prepayment penalty amount payable of $13,754,380 for both Tranche 1 and Tranche 2 upon a change in control. We also note you eliminated a fair value expense of $5.9 million from the pro forma statement of operations. Given your disclosures, revise the pro forma statement of operations for the year ended June 30, 2021 to revise and include adjustments to record the prepayment penalty. Refer to Rules 11-02(a)(6)(i)(B) and 11-02(a)(11)(i) of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 178, 179, 185 and 186 of Amendment No. 2.

MD&A – Critical Accounting Policies and Estimates

Share-Based Compensation, page 242

10.

We have read your response to prior comment 20. It is not clear to us how you used the price per stock paid and external valuations to determine the fair value of your common stock. Please revise your disclosures to clarify how you determined the fair value of your common stock by reference to the data points provided by the price per stock paid and external valuations. Please also disclose and discuss the facts and circumstances that result in differences between those valuations and the fair value implied by the current Business Combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 248, 249 and 250 of Amendment No. 2.

Financial Statements

General, page F-1

11.	Please provide updated interim financial statements for Decarbonization Plus Acquisition Corporation II.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the interim financial statements for Decarbonization Plus Acquisition Corporation II have been added to Amendment No. 2 on pages F-2 through F-23.

November 29, 2021

*********

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (312) 876-7680 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Christopher Lueking
Christopher Lueking of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Jane Hunter, Chief Executive Officer, Trinity Holdings Pty Ltd

Peter Haskopoulos, Chief Financial Officer, Decarbonization Plus Acquisition Corporation II

Ryan Maierson, Latham & Watkins LLP

Roderick Branch, Latham & Watkins LLP

E. Ramey Layne, Vinson & Elkins L.L.P.